Exhibit 99.3

Consent of Independent Valuation Advisor

We hereby consent to the description of our role in the valuation process set forth under the heading “The Companies – Cottonwood Communities, Inc. – Net Asset Value Calculation and Valuation Guidelines – Independent Valuation Advisor” and “The Companies – Cottonwood Communities, Inc. – Net Asset Value Calculation and Valuation Guidelines – Valuation of Consolidated Assets and Liabilities – Real Property Assets” in Cottonwood Communities, Inc.’s Registration Statement on Form S-4 (No. 333- ) filed on the date hereof. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

/s/ Altus Group U.S. Inc.
Altus Group U.S. Inc.

July 22, 2022